Exhibit 99.1
trivago Updates its Full-year Guidance for 2017; Expects Results to be Softer than Planned
Düsseldorf, Germany - September 6, 2017 - trivago N.V. (NASDAQ: TRVG), a leading global hotel search platform, today updated its annual guidance for the fiscal year 2017, based on its expectation that results for the third quarter and the remainder of the year will be softer than previously anticipated.
For the full fiscal year 2017, we now expect annual revenue growth to be around 40% and adjusted EBITDA* to be lower than in 2016 but to remain positive.
The changes to our full-year guidance are due primarily to the following two factors:

•	Revenue per Qualified Referral (RPQR) related impacts:

◦	The anticipated negative impact on RPQR that we discussed on our second quarter 2017 earnings call has been more significant than previously expected.

◦
As a result of this impact, we have algorithmically pulled back our performance marketing activities more than previously anticipated, which has resulted in a further slowdown in traffic and revenue growth from those channels.

•
Due to the speed with which the above RPQR slowdown unfolded we were unable to pull back planned television advertising spend quickly enough to prevent overspend. As a consequence, we will have lower Return on Adverting Spend (ROAS) in July and August and adjusted EBITDA margins in those months have been negatively impacted. Note that we do expect ROAS to stabilize over time with an adjustment of brand marketing expenses.

In addition to the above two factors, the following factors are also impacting our performance:

•	Difficult revenue comps as results for summer period in 2016 were exceptionally strong as compared to 2015 and 2014, and

•	Foreign exchange effects associated with recent weakness in the US dollar and other currencies versus the Euro.
Although the above factors represent near term challenges, we remain unwavering in our belief in the medium to long-term potential of the business.
As previously communicated, the company will participate in a question and answer session at the Citi Global Technology Conference in New York City today at 08:00 a.m. Eastern Time. A live webcast of the session will be available to the public at http://ir.trivago.com. A replay of the webcast will be available at the same location for 90 days.
About trivago
Founded in 2005 and headquartered in Düsseldorf, Germany, trivago is a global hotel search platform, focused on reshaping the way travelers search for and compare hotels. As of June 30, 2017, trivago’s global hotel search platform offered access to over 1.8 million hotels in over 190 countries. trivago’s platform can be accessed globally via 55 localized websites and apps in 33 languages.
Media Contact
Sydney Burdick

corporate.communication@trivago.com
IR Contact
Matthias Tillmann
ir@trivago.com

*Non-GAAP Financial Measures
Adjusted EBITDA is a non-GAAP financial measure. We define adjusted EBITDA as net income plus:

1.	benefit (provision) for income taxes,

2.	total other income (expense), net,

3.	depreciation of property and equipment, including amortization of internal use software and website development.

4.	amortization of intangible assets, and

5.	share-based compensation.
Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of total revenue.
Adjusted EBITDA for the year ended December 31, 2016 excluded total share-based compensation expense amounting to €53.7 million. There were certain shares held by trivago employees, which were originally awarded in prior years in the form of share-based options pursuant to the trivago employee option plan and subsequently exercised by such employees. During the second quarter of 2016, Expedia, Inc. exercised a call right on these shares and elected to do so at a premium to fair value, the aggregate payment of which, €62.5 million, was recorded as a Contribution from Parent in Members’ Equity. The exercise resulted in an incremental share-based compensation charge of approximately €43.7 million in the second quarter of 2016 pursuant to liability award treatment. The differential between the cash settlement amount and the incremental share-based compensation charge reflects share-based compensation expense recorded on these awards in previous periods. For the full year 2016, €51.0 million of expense was due to the mark-to-market treatment.
A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods. Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Forward looking statements
This press release contains certain forward-looking statements. Words, and variations of words such as "believe," "expect," "plan," "continue," "will," "should," and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.
As used herein, references to "we", "us", the "company", or "trivago", or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.